STRATEGIC AMERICAN OIL CORPORATION
1111 West Hastings Street, Suite 320
Vancouver, British Columbia
Canada V6E 2J3

February 8, 2008

FILED AS EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
U.S.A.

Dear Sirs and Mesdames:

Strategic American Oil Corporation (the “Company”)
File No. 333-149070
Registration Statement on Form S-1/A (Amendment No. 1)

On behalf of the Company, I am writing to advise the United States Securities and Exchange Commission (the “Commission”) that the Company has filed a Registration Statement on Form S-1/A (Amendment No. 1) dated February 8, 2008 (the “S-1/A”), in order to amend and supersede that certain Registration Statement on Form SB-2 dated February 1, 2008 and filed by the Company with the Commission on February 5, 2008.

The Company has filed the S-1/A in order to comply with the Commission’s rescission of Regulation S-B and elimination of forms associated with it, including Form SB-2, which we have been advised took effect on February 4, 2008.

Yours very truly,

“Johnathan Lindsay”

Johnathan Lindsay
Secretary, Treasurer and Chief Financial Officer